RESPONSE GENETICS, INC.

            June 1, 2007

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Sonia Barros, Esq.

Re:	Response Genetics, Inc.
Registration Statement on Form SB-2
File No. 333-139534

Dear Ms. Barros:

Pursuant to Rule 461 of Regulation C of the Securities Act of 1933, as amended, Response Genetics, Inc., a Delaware corporation (the “Company”), hereby requests that the above-referenced registration statement be made effective at 4:30 p.m., Eastern time, on Monday, June 4, 2007, or as soon thereafter as practicable.

In connection with the foregoing request, the Company acknowledges the following:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated. Please call Faith Charles of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 692-6770 with any comments or questions regarding this matter.

Very truly yours,

RESPONSE GENETICS, INC.

/s/ Kathleen Danenberg
Name: Kathleen Danenberg
Title: President and Chief Executive Officer